

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

November 18, 2009

<u>Via U.S. Mail and Facsimile</u>

Manas Petroleum Corporation
c/o Clark Wilson LLP
Attention: Ethan Minsky
Barristers and Solicitors
Suite 800 - 885 West Georgia Street
Vancouver, British Columbia V6C 3H1, Canada
Fax: 604.687.6314

> **Re:** **Manas Petroleum Corporation**
> **Registration Statement on Form S-1**
> **Filed July 30, 2009**
> **File No. 333-160917**
>
> **Form 10-K/A for the Fiscal Year Ended December 31, 2008**
> **Filed July 23, 2009**
> **Response Letter Dated October 20, 2009**
> **File No. 333-107002**

Dear Sir or Madam:

We have reviewed your response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1

General

1. We will not be able to accelerate the effectiveness of your Form S-1 until you have cleared comments on your Form 10-K and related filings.

Form 10-K/A for the Fiscal Year Ended December 31, 2008

General

2. We have considered your response to our prior comment number two in our letter of August 27, 2009. We do not agree with your conclusions. The words "development" and "exploration" have very specific meanings under Rule 4-10 of Regulation S-X and Industry Guide 2 to describe certain types of costs and wells. These terms are further defined in Statement of Financial Accounting Standards 19, paragraphs 16-22. The Staff believes the use of the word "development" could therefore be interpreted to mean the Registrant has established proven reserves. Since you do not disclose any reserves as defined by Guide 2, please remove the terms develop, development or production throughout your document, and replace this terminology, as needed, with terms such as explore, exploration, or exploration stage. We reissue our prior comment number two.

Note 11 – Contingently Convertible Loan, page 10

3. We have considered your response to our prior comments number five and six. We do not agree with your conclusion that the Participation Liability should be recorded for the reasons you suggest as these circumstances do not appear to fall within the scope of Statement of Financial Accounting Standards (SFAS) 5. We agree with your statement that the allocation of proceeds between the convertible debt and eight percent interest transferred would be performed on a relative fair value basis. However, in your response, you state determining the fair value of the interests is difficult. Paragraphs 28 and 208 of SFAS 19 discuss considerations in assessing fair value of unproved properties for impairment. Please tell us the items you considered when determining the fair value of Blocks XII and XIV at the date of issuance of the convertible loan.

4. We have reviewed your response to our prior comment seven and remain unclear as to how you determined the value of the conversion option of your convertible debt was zero at the time of issuance. Please tell us the model used to determine the fair value of this option at its issuance date and subsequent reporting dates. In your response, describe the inputs to the model and any other estimates used in determining fair value at issuance and each reporting date.

Note 13 – Private Placement, page 11

5. We have considered your response to our prior comments number eight and nine. We do not agree with your conclusion that the Participation Liability should be recorded for the reasons you suggest as these circumstances do not appear to fall within the scope of SFAS 5. We agree with your statement that the allocation of proceeds between the equity interests issued and eight percent interest transferred would be performed on a relative fair value basis. However, in your response, you state determining the fair value of the interests is difficult. Paragraphs 28 and 208 of SFAS 19 discuss considerations in assessing fair value of unproved properties for impairment. Please tell us the items you considered when determining the fair value of Blocks XII and XIV at the date of the private placement.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Gary Newberry at (202) 551-3761 or Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Sean Donahue at (202) 551-3579 or me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief